UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2017

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
                                                                                                                                             Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	TR-1: Notification of Major Interest in Shares, dated 05 September 2017

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii :		Micro Focus International plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights				X
Other (please specify)iii:
3. Details of person subject to the notification obligation iv
Name		Janus Henderson Group plc
City and country of registered office (if applicable)		London, UK
4. Full name of shareholder(s) (if different from 3.) v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi :		1 September 2017
6.Date on which issuer notified (DD/MM/YYYY):		5 September 2017
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer vii
Resulting situation on the date on which threshold was crossed or reached	Below 5%	Below 5%	Below 5%	435,031,163
Position of previous notification (if applicable)	2.52%	2.72%	5.24%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BQY7BX88	-	Below 5%	-	Below 5%

SUBTOTAL 8. A	Below 5%	Below 5%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Physical or cash settlement xii	Number of voting rights	% of voting rights
CFD	Cash	Below 5%	Below 5%

SUBTOTAL 8.B.2	Below 5%	Below 5%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity xiv  (please add additional rows as necessary)
X
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Janus Henderson Group plc, Henderson Group Holdings Asset Management Limited, HGI Asset Management Group Limited, Henderson Global Group Limited, Henderson Holdings Group Limited, HGI Group Limited, Henderson Global Investors (Holdings) Limited, AlphaGen Capital Limited.

Janus Henderson Group plc, Henderson Group Holdings Asset Management Limited, HGI Asset Management Group Limited, Henderson Global Group Limited, Henderson Holdings Group Limited, HGI Group Limited, Henderson Global Investors (Holdings) Limited, Henderson Global Investors Limited.

Janus Henderson Group plc, Henderson Group Holdings Asset Management Limited, HGI Asset Management Group Limited, Henderson Global Group Limited, Henderson Holdings Group Limited, HGI Group Limited, Henderson Global Investors (Holdings) Limited, Henderson Investment Management Limited.

10.In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi
The total number of issuer voting rights outstanding at the time of the previous notification was 229,741,879.

Place of completion	201 Bishopsgate, London EC2M 3AE
Date of completion	5 September 2017

____________________________
1 NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:
05 September 2017

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer